FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR November 21, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 21, 2005

3.    Press Release
      -------------

      November 21, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has signed its first commercial supply agreement for BioOil produced from the West Lorne BioOil production facility. The BioOil will be shipped to a U.S. based company and will be utilized for the development of specialty products. Test shipments of BioOil from the plant to the customer were successfully completed in October and November of this year, leading to the signing of this commercial agreement.

The contract will last for 5 years and calls for monthly deliveries of BioOil from West Lorne starting at 20 tonnes per month and increasing to 250 tonnes per month at its peak (3000 tonnes per annum). The total value of BioOil to be shipped during the 5 year term is estimated at U.S. $5,300,000 and at its peak delivery would represent 15% of the plant's annual production of BioOil. The first shipment is expected to be completed in November.


5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A


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7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 21st day of November 2005.


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                 (signed)   Andrew Kingston
                                            ----------------
                                            Andrew Kingston
                                            President & CEO





















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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


























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   DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  November 21, 2005

         Commercial Shipments of DynaMotive's BioOil to Commence
           Multi Year Contract Agreed With U.S. Based Company

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has signed its first commercial supply agreement for BioOil produced from the West Lorne BioOil production facility. The BioOil will be shipped to a U.S. based company and will be utilized for the development of specialty products. Test shipments of BioOil from the plant to the customer were successfully completed in October and November of this year, leading to the signing of this commercial agreement.

The contract will last for 5 years and calls for monthly deliveries of BioOil from West Lorne starting at 20 tonnes per month and increasing to 250 tonnes per month at its peak (3000 tonnes per annum). The total value of BioOil to be shipped during the 5 year term is estimated at U.S. $5,300,000 and at its peak delivery would represent 15% of the plant's annual production of BioOil. The first shipment is expected to be completed in November.

DynaMotive's BioOil commercialization strategy is focused on establishing market opportunities for BioOil in the power sector, in industrial and advanced (mobile) fuels, and in premium specialty markets. The strategy allows the Company to take advantage of base and premium values for the product output.

On industrial fuels, the larger market opportunity, the Company has successfully demonstrated the use of BioOil in heat and power application at West Lorne and is currently validating the use of BioOil as a displacement of hydrocarbons with large industrial users in Canada. DynaMotive also expects to commence shipments of BioOil to Europe and to other markets for these purposes in 2006.

The Company is also focused on the development of BioOil emulsions with diesel and fuel oil, the testing of BioOil in slow speed diesel generators, and production of synthetic (mobile) fuels from BioOil. Test shipments of BioOil have been completed to Germany, France and the U.S.

Specialty applications of BioOil provide an opportunity to derive a premium from the product; the biomass refinery concept has been exhaustively researched with potential for catalytic cracking and fractionation of BioOil. Specialty products include syngas, extractives, resins, humates, polymers and Ethanol. A key element in the development of such market opportunities was the establishment of a secure supply chain, now being demonstrated through the implementation of commercial operations at West Lorne.

The West Lorne plant provides a strong platform for market development purposes. The Company has completed more than 15 operational demonstrations in the past 90 days with visiting companies from Argentina, Australia, China, Japan, U.K., U.S. and Russia, amongst others.




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About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources created by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the

Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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